FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 02 April 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc
(the 'Company')

Publication of 2019 Notice of Annual General Meeting and Notice of General Meeting relating to the proposed Consumer Healthcare Joint Venture with Pfizer, Inc

The Company will today publish on its website, www.gsk.com/en-gb/investors/shareholder-information/  the following documents, which will be distributed to shareholders shortly:

●            2019 Notice of Annual General Meeting (the '2019 AGM Notice')
●            2018 Annual Summary
●            Circular and Notice of General Meeting (the 'Circular')

(together, the 'AGM and GM Shareholder documents')

The Company's Annual General Meeting ('AGM') will be held on Wednesday 8 May 2019 at 2.30pm at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD (the 'Sofitel').

On 19 December 2018, the Company announced that it had reached an agreement with Pfizer, Inc to combine their consumer health businesses into a world-leading Joint Venture. The transaction is subject to the approval of shareholders and the Circular contains a notice convening a general meeting of the Company to be held at the Sofitel at 3.30pm on Wednesday 8 May 2019 (or as soon thereafter as the Company's AGM convened for that date has been concluded or adjourned).

The transaction is expected to close in the second half of 2019. Further details of the transaction are set out in the Circular.

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority, the AGM and GM Shareholder documents will be submitted to the UK Listing Authority and will, in due course, be available for inspection at www.morningstar.co.uk/uk/NSM.

V A Whyte
Company Secretary

2 April 2019

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England and Wales.

This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. GSK shareholders are advised to read carefully the formal documentation in relation to the transaction once it has been despatched. Any response to the proposal should be made only on the basis of the information in the formal documentation to follow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 02, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc